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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
 U.S. Dollar 20,000,000 Callable LIBOR-Linked Notes of 2002, due August 8, 2012






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: July 24, 2002


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         The following information regarding the U.S. Dollar 20,000,000 Callable
LIBOR-Linked Notes of 2002, due August 8, 2012 (the "Notes") of the
International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the
"Information Statement"), the most recent version of which (dated September 20,
2001) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

              (a) U.S. Dollar 20,000,000 Callable LIBOR-Linked Notes due August 8, 2012.

              (b) The interest rate shall be 8.50 percent, accruing on each day that the 3-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 5.00 percent for the period from August 8, 2002 to August 7, 2005, zero to 6.00 percent for the period from August 8, 2005 to August 7, 2007 and zero to 7.00 percent for the period from August 8, 2007 to August 8, 2012. Interest payment dates will be each February 8 and August 8, commencing on February 8, 2003 and ending on August 8, 2012.

              (c) Maturing August 8, 2012. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

              (d) Notes are callable by the Bank at par on each February 8 and August 8, commencing on February 8, 2003 and ending on February 8, 2012, with 10 New York business days notice.

              (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

              (f) Not applicable.

              (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

              (h) See Prospectus, pages 6-10.

              (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA,
England.


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         Item 2. DISTRIBUTION OF OBLIGATIONS

              The Bank will enter into a Terms Agreement with Lehman Brothers as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 20,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about August 8, 2002.

              The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD


             Price to                Selling Discounts     Proceeds to the
              Public                  and Commissions          Bank(1)
              ------                 -----------------         -------
        Per Unit: 100.00%                     N/A                  100.00%
      Total: USD 20,000,000                   N/A             USD 20,000,000

         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

              None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

              As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

              The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

              None


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(1)     Without deducting expenses of the Bank, which are not yet known.